July 6, 2012

VIA EDGAR

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Ebix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 10, 2012
File No. 000-15946

Dear Mr. Krikorian:

Ebix, Inc. (the “Company,” or “Ebix,” or “we”) hereby submits this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) received via email in your letter dated June 14, 2012 with respect to certain items in the above-captioned Forms 10-K and 10-Q. This letter will respond to each of your comments in the order presented in your letter with the exact text of each comment reproduced below in bold text and the Company’s response immediately thereunder. The Company welcomes the opportunity to address any Staff questions with respect to these responses, its periodic disclosures, and/or its current filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.	Explain what impact, if any, the discovery of the unintentional oversights and other disclosure deficiencies noted in your responses to prior comments 1 through 6 had on your assessment of disclosure controls and procedures.

After careful review and consideration management has concluded that the disclosure oversights referenced in your comment letters were not material from a quantitative or qualitative perspective in that had the omitted information been included in the filings it is unlikely that the judgment of a reasonable person relying upon the filings would have been changed or influenced by the inclusion of such information. Accordingly management reasserts its conclusion as to the effectiveness of the Company’s disclosure controls and procedures. Nevertheless, as an added precautionary control measure the Company’s expanded Disclosure Committee now includes the Company’s CEO, CFO, Controller, Senior Financial Accountant, VP of Investor Relations, Audit Committee members, and external SEC legal counsel for the specific purpose of thoroughly and proactively reviewing all filings made pursuant to Securities Exchange Act of 1934 prior to their submission to ensure that all required and necessary disclosures are included and to further ensure that such reporting is complete in all respects.

Stephen Krikorian

Ebix, Inc.

June 28, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

2.	You indicate in response to prior comment 2 that it was an unintentional oversight that quantifiable information regarding the impact on the change in revenue from acquisitions was not included in your discussion of results of operations. In light of the significance of this missing information and that acquisitions are part of your growth strategy, as noted from your discussion on page 4 of your Business section, tell us what consideration you gave to amending your Form 10-K. As part of your response, please address the following:

•

If you do not believe an amendment is necessary, provide us with your proposed disclosure in future filings that includes a discussion of the comparative quantitative impact from your business acquisitions on reported and pro forma revenue;

•

Address the consideration given to amending the results of operations section of your Form 10-Q for the quarterly period ended March 31, 2012 to include a discussion of the qualitative and quantitative impact on revenue from your business combinations; and

•

If you conclude that an amendment to your Form 10-K and/or Form 10-Q is required, address the disclosures you committed to provide in future filings in prior comments 1, 3, 4, and 5 in that amendment, or explain why the changes are not necessary.

The Company has concluded that it will amend its annual report for 2011 on Form 10-K and its interim report for the three months ended March 31, 2012 on Form 10-Q to effectively address the necessary disclosures we have committed to provide in our filings and in response to the Staff comments. To that end we have revised our filings as follows:

•	The Management Discussion and Analysis section of the 2011 annual report filed on Form 10-K has been revised to be consistent with our response to the Staff’s prior comment 1.

•

The Management Discussion and Analysis section of each of the 2011 annual report filed on Form 10-K and the first quarter 2012 interim report filed on Form 10-Q have been revised to be consistent with our responses to the Staff’s prior comment 2.

Stephen Krikorian

Ebix, Inc.

June 28, 2012

•

Note 1 “Description of Business and Significant Accounting Policies” of the 2011 annual report on Form 10-K has been revised to incorporate the quantitative and qualitative disclosures concerning fair value measurements including those pertaining to the Company’s contingent accrued earn-out acquisition consideration liabilities (consistent with our response to the Staff’s prior comment 4), and those pertaining to other financial instruments.

•

The Geographic information in Note 16 from the 2011 annual report on Form 10-K and Note 8 from the 3/31/12 interim report on Form 10-Q has been revised to be consistent with our response to the Staff’s prior comment 5.

Furthermore, the disclosures and reporting in all of the Company’s future filings will be consistent with the prior filing amendments discussed above as well the disclosures the Company committed to provide in its earlier responses to the Staff’s comments.

Exhibit 32.1 and Exhibit 32.2

3.	As a reminder, and consistent with your response to prior comment 6, please file an amended Form 10-K to include Section 906 certifications from your principal executive officer and principal financial officer for the appropriate period covered by the report.

As we committed in our most response letter, the Company’s amended Form 10-K/A for the annual period ending December 31, 2011 includes new Exhibits 32.1 and 32.2 with the precise language necessary to be fully in compliance with the required Section 906 certifications of the Company’s principal executive and principal financial officers.

10-Q for the Quarterly Period Ended March 31, 2012

Notes to Condensed Consolidated Financial Statements

Note 3. Business Combinations, page 11

4.	The relevant disclosures outlined in ASC 805-10-50-2 through 50-7 should be provided for each material business combination that occurs during the periods presented. Revise to include these disclosures for the acquisition of ADAM, Inc. that occurred during the reporting period ended March 31, 2011, or explain why an amendment is not necessary, in light of the significance of the acquisition and acquisitions being part of your growth strategy.

We have amended our interim report on Form 10-Q for the quarterly period ended March 31, 2012 to include in Note 3 “Business Combinations” all of the relevant disclosures prescribed by ASC 805-10-50-2 through 805-10-50-7 and as specifically pertaining to the Company’s acquisition of ADAM, Inc. which was completed on February 7, 2011.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

Stephen Krikorian

Ebix, Inc.

June 28, 2012

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments related this filing, please contact the undersigned at (678) 281-2031 or Robert Kerris, Chief Financial Officer at (678) 281-2028.

Very truly yours,

/s/ Robin Raina
Robin Raina
Chairman of the Board, President and Chief Executive Officer
cc:	Robert F. Kerris

Charles M. Harrell, Esq.